TransAlta Named Preferred Bidder in Western Australia Development

CALGARY, Alberta (April 15, 2014) – TransAlta Corporation (TSX: TA; NYSE: TAC) announced today that it has been named the preferred bidder for the South Hedland Power Project. Subject to the finalization of necessary contracts and approvals that will take place during the next several weeks, the project would see TransAlta build, own and operate a 150MW power station in South Hedland, Western Australia.

The investment is estimated at approximately AUD $550M. The combined cycle gas power station is expected to be delivering power in 2016 with full commissioning of the station in 2017. The development will be fully contracted under 25 year agreements with Horizon Power and Fortescue Metals Group and may be expanded to accommodate additional customers at later dates. The station will supply Horizon Power’s customers in the Pilbara region as well as Fortescue’s port operations. The project will be built and funded over the next 30 months.

“Our bid on this development project illustrates the importance and focus that TransAlta places on customers and business in Western Australia. We want to be the company of choice in providing reliable and low cost power to customers in the remote mining regions of the State and are pleased to be adding another asset at an important location like Port Hedland,” said Dawn Farrell, President and Chief Executive Officer of TransAlta.

Western Australia is an important market for TransAlta, where it has been operating for more than 15 years. With six facilities totaling 425 MW of generating capacity and a natural gas pipeline under development, TransAlta has proven experience for providing reliable power to remote operations in the region.

About TransAlta:

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

Forward-Looking Statements:

This news release contains forward looking statements relating to the development of the South Hedland Power Project by TransAlta, including the size of the power station, the funding cost and timing for the construction and completion of the power station, the contracting of output from the power station and the potential future expansion of the power station. These statements are based on TransAlta’s belief and assumptions based on information available at the time the assumptions were made. These statements are subject to a number of risks and uncertainties that may cause actual plans, actions and results to differ materially from those contemplated by the forward-looking statements including, but not limited to, delays in the construction of the power plant, difficulties in finalizing necessary contracts and securing necessary approvals, regulatory developments and changes in general economic conditions. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta’s expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

For more information:

Investor inquiries:	Media inquiries:
Brent Ward	Stacey Hatcher
Director, Corporate Finance and Investor Relations	Manager, External Communications
Phone: 1-800-387-3598 in Canada and U.S.	Cell: 587-216-2242
Email: investor_relations@transalta.com	Toll-free media number: 1-855-255-9184
Alternate local number: 403-267-2540